October 25, 2007

Securities and Exchange Commission

Division of Corporation finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jennifer Hardy, Branch Chief

Re:	Clayton Acquisition Corporation (the “Company”)
Registration Statement on Form S-4
File No. 333-142822

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the effective date for the above-referenced Registration Statement on Form S-4, as amended, be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time, on Friday, October 26, 2007, or as soon as thereafter as practicable.

The Company acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CLAYTON ACQUISITION CORPORATION

/s/ Paul J. Mooney

Executive Vice President